Exhibit 99.1

Hepsiburada to Announce its Third Quarter 2023 Results on December 5, 2023

and Announces Incorporation of Hepsiburada Global B.V.

ISTANBUL, November 24, 2023 - D-MARKET Electronic Services & Trading (d/b/a “Hepsiburada”) (NASDAQ: HEPS), a leading Turkish e-commerce platform, will report its third quarter 2023 results on December 5, 2023. Hepsiburada also announces today the incorporation of Hepsiburada Global B.V.

Hepsiburada to Announce its Third Quarter 2023 Results on December 5, 2023

Hepsiburada will report its unaudited financial results for the third quarter ending September 30, 2023 before the U.S. market opens on Tuesday, December 5, 2023.

Conference Call and Webcast Details

Hepsiburada’s management will host an analyst and investor conference call and live webcast to discuss its financial results at 16.00 İstanbul / 13.00 London / 8.00 a.m. New York time on Tuesday, December 5, 2023.

Live webcast can be accessed via https://87399.themediaframe.eu/links/hepsiburada231205.html.

A replay will be available on the Hepsiburada Investor Relations website https://investors.hepsiburada.com following the call.

Hepsiburada’s results presentation will be available on the Hepsiburada Investor Relations website https://investors.hepsiburada.com on December 5, 2023.

Incorporation of Hepsiburada Global B.V.

In line with Hepsiburada’s strategy to expand its operations, Hepsiburada has established a wholly-owned subsidiary in the Netherlands under the tradename Hepsiburada Global B.V with an aggregate issued share capital of EUR 1,000,000. Hepsiburada Global B.V. is expected to facilitate Hepsiburada’s integration with European payment solutions and marketplaces.

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended and the Safe Harbor provisions of the US Private Securities Litigation Reform Act of 1995, and encompasses all statements, other than statements of historical fact contained in this press release, and include but are not limited to statements regarding Hepsiburada’s integration with European payment solutions and marketplaces. These forward-looking statements can be identified by terminology such as “may,” “could,” “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “targets,” “likely to” and similar statements.

These forward-looking statements are based on management’s current expectations. However, it is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. These statements are neither promises nor guarantees but involve known and unknown risks, uncertainties and other important factors and circumstances that may cause Hepsiburada’s actual results, performance or achievements to be materially different from its expectations expressed or implied by the forward-looking statements, including conditions in the U.S. capital markets, negative global economic conditions, potential negative developments resulting from epidemics or natural disasters, other negative developments in Hepsiburada’s business or unfavorable legislative or regulatory developments. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements. For a discussion of additional factors that may affect the outcome of such forward-looking statements, see our 2022 annual report filed with the SEC on Form 20-F on May 1, 2023 (Commission File Number: 001-40553), and in particular the “Risk Factors” section, as well as the other documents filed with or furnished to the SEC by Hepsiburada from time to time. Copies of these filings are available online from the SEC at www.sec.gov, or on the SEC Filings section of our Investor Relations website at https://investors.hepsiburada.com. These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this press release. These forward-looking statements should not be relied upon as representing Hepsiburada’s views as of any date subsequent to the date of this press release. All forward-looking statements in this press release are based on information currently available to Hepsiburada, and Hepsiburada and its authorized representatives assume no obligation to update these forward-looking statements in light of new information or future events. Accordingly, undue reliance should not be placed upon the forward-looking statements.

About Hepsiburada

Hepsiburada is a leading e-commerce technology platform in Türkiye, connecting over 59 million members with approximately 195 million stock keeping units across over 30 product categories. Hepsiburada provides goods and services through its hybrid model combining first-party direct sales (1P model) and a third-party marketplace (3P model) with 101,300 merchants.

With its vision of leading the digitalization of commerce, Hepsiburada acts as a reliable, innovative and purpose-led companion in consumers’ daily lives. Hepsiburada’s e-commerce platform provides a broad ecosystem of capabilities for merchants and consumers including: last-mile delivery and fulfilment services, advertising services, on-demand grocery delivery services, and payment solutions offered through Hepsipay, Hepsiburada’s payment companion and BNPL solutions provider. HepsiGlobal offers a selection from international merchants through its inbound arm while outbound operations aim to enable merchants in Türkiye to make cross-border sales.

Since its founding in 2000, Hepsiburada has been purpose-led, leveraging its digital capabilities to develop the role of women in the Turkish economy. Hepsiburada started the ‘Technology Empowerment for Women Entrepreneurs’ program in 2017, which has supported over 45.4 thousand female entrepreneurs throughout Türkiye to reach millions of customers with their products.

Investor Relations Contact

ir@hepsiburada.com

Media Contact

corporatecommunications@hepsiburada.com